UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940, as amended (the “1940 Act”) and in connection with such notice submits the following information:

Name:	TCW Middle Market Lending Opportunities BDC, Inc.

Address of Principal Business Office:	200 Clarendon Street, 51st Floor Boston, Massachusetts

Telephone Number:	(617) 936-2275

Name and Address of Agent For Service of Process:	Meredith Jackson, Esq. Executive Vice President and General Counsel The TCW Group, Inc. 865 S. Figueroa Street Los Angeles, California 90017

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to Sections 55 through 65 of the 1940 Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by Section 3(c)(1) of the 1940 Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of Section 6(f) of the 1940 Act, the undersigned company has caused this notice of intent to elect to be subject to Sections 55 through 65 of the 1940 Act pursuant to Section 54(a) of the 1940 Act to be duly executed on its behalf in the City of Los Angeles and the State of California on the 21st day of May, 2018.

TCW Middle Market Lending Opportunities BDC, Inc.

By:	/s/James Krause
Name:	James Krause
Title:	Chief Financial Officer

Attest:	/s/ Meredith Jackson
Name:	Meredith Jackson, Esq.
Title:	Executive Vice President and General Counsel of The TCW Group, Inc.